



REPUBLIQUE DE GUINEE
Travail - Justice - Solidarité

Conakry, le 05 DEC. 2005 200

L'AGENT JUDICIAIRE DE L'ETAT

PRESIDENCE DE LA REPUBLIQUE
L'AGENCE JUDICIAIRE DE L'ETAT
Tél.:(224)45.31.37
(224)41.48.36

N° [redacted] 4 2 5 [redacted] ..../PRG/AJE/200

A
Monsieur le Vice Président
aux Affaires Guinéens

Nous venons vers vous, vous adressez nos excuses pour le retard enregistré dans le traitement du dossier concernant l'accord de partage de la production et des royalties entre le République de Guinée et la SCS Corporation.

Effectivement nous somme en possession du dit dossier que nous considérons avec la plus grande importance.

Nous souhaitons travailler avec vous dans la plus grande transparence et ceux dans l'intérêt de nos deux pays respectifs.

Veuillez agréer, Monsieur le Vice Président nos salutations les plus respectives.

Mme Hadja Madeleine KEITA

République de Guinée
Agent Judiciaire de l'Etat
Présidence de la République

Agent Judiciaire de l'Etat